FOR IMMEDIATE RELEASE

Alamos Gold Inc.

130 Adelaide Street West, Suite 2200
Toronto, Ontario M5H 3P5
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Announces Closing of Carlisle Goldfields Acquisition

Toronto, Ontario (January 7, 2016) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported the completion of the previously announced acquisition (the "Acquisition") of all of the issued and outstanding common shares of Carlisle Goldfields Limited (TSX:CGJ) ("Carlisle"). Shareholders of Carlisle were overwhelmingly supportive of the Acquisition, with 98.21% of the votes cast at a special meeting of the shareholders held on December 16, 2015 being voted in favour.

A Final Order was granted by the Ontario Superior Court of Justice (Commercial List) on December 21, 2015 approving the Plan of Arrangement pursuant to which the Acquisition was implemented.

"We are very pleased to announce the closing of the Carlisle acquisition and to consolidate our ownership of the Lynn Lake project," said John A. McCluskey, President and Chief Executive Officer. "With Lynn Lake’s attractive economics, high grade nature, and location in a top mining jurisdiction, we have significantly strengthened our development pipeline.”

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Mexico, Turkey, Canada and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

TRADING SYMBOL: TSX:AGI NYSE:AGI

Cautionary Note

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements are based on forecasts of future operational or financial results, estimates of amounts not yet determinable and reasonable assumptions of management. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are asked to review the "Risk Factors" set out in Alamos Gold Inc.'s, AuRico Gold Inc's and Carlisle Goldfields Limited's Annual Information Forms and other filings available on SEDAR and EDGAR. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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